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EXHIBIT 23.2



Consent of Independent Auditors


The Board of Directors
Airgas, Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-25419 and 33-64058) on Form S-8 of Airgas, Inc. of our report dated May 26, 1995 relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 1994 and 1993, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994 and the related financial statement schedule of assets held for investment purposes and schedule of reportable transactions as of December 31, 1994, which report is included in the December 31, 1994 Annual Report on Form 11-K of Airgas, Inc. 401(k) Plan.



KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
June 26, 1995

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